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News Release	No. 18-380
October 10, 2018

Mining Right Application for Waterberg PGM Project Accepted

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) is pleased to announce that the recently filed Mining Right Application (Press Release September 4, 2018) for the large-scale Waterberg PGM Project has been accepted by South Africa’s Department of Mineral Resources (“DMR”). The application consists of a Mining Work Program, Social and Labour Plan and associated Environmental Applications. The application is supported by the Company and all of the Waterberg JV partners including Impala Platinum Holdings Ltd. (“Implats”), Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The process of consultation under the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA") and the Environmental Assessment regulations, for consideration of the application has commenced.

Waterberg represents a large-scale resource of platinum group metals (“PGM”), including palladium, platinum and gold, with an attractive risk profile. Given its shallow nature and ability to support a fully mechanized operation, the Waterberg Project has the potential to be amongst the lowest cost producers in the PGM sector. A pre-feasibility study (“PFS”) was completed in 2016 and a definitive feasibility study (“DFS”) is in progress for completion in calendar Q1 2019. The DFS is considering two options including the 600,000 tonne per month mine plan outlined in the PFS and a phased approach commencing with a smaller, 250,000 to 350,000 tonne per month production profile. Stantec Consulting International LLC and DRA Projects SA (Proprietary) Limited are the lead independent project engineers for the DFS.

Platinum Group currently holds an effective 50.02% interest in the Waterberg Project. Implats, the world’s second largest platinum producer, owns a 15% interest. Mnombo, a black empowerment company, holds a 26% interest. The Company owns a 49.9% interest in Mnombo. JOGMEC holds a 21.95% interest in the Waterberg Project and is in the process of transferring a 9.755% interest to Japanese conglomerate Hanwa Co., Ltd. Hosken Consolidated Investments Limited, a South African black empowerment investment holding company listed on the JSE with a US$1.1 billion market capitalization, owns a 15% stake in Platinum Group. Implats is an active participant in the joint venture and holds an option to increase their stake to 50.01% following the completion of the DFS.

Implats has identified Waterberg as a potential low-cost alternative to deep conventional PGM mining, with an attractive metal balance for the future. Palladium has been gaining market interest based on continued strong demand from the auto sector, where there is a growing trend towards gasoline engines and hybrids that use palladium dominant catalysts.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Implats recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
          R. Michael Jones, President
          or Kris Begic, VP, Corporate Development
          Platinum Group Metals Ltd., Vancouver
         Tel: (604) 899-5450 / Toll Free: (866) 899-5450
          www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, JOGMEC’s potential transfer of a portion of its interest in the Waterberg Project to Hanwa; the potential for Implats to exercise its rights and fund additional development work on the Waterberg Project; the timing and completion of a DFS; the granting of a mining right for the Waterberg Project by the DMR; the Waterberg Project’s potential to be a large scale, bulk mineable, fully mechanized, low-cost dominantly palladium mine. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including additional financing requirements; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated Mineral Reserves and Mineral Resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD.	…3

Estimates of mineralization and other technical information included or referred to herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable Mineral Reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. In addition, the terms “Mineral Resource” and “measured Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.